UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. INITIAL)*

Nuveen Flexible Investment Income Fund

(Name of Issuer)

Common Stock
(Title of Class of Securities)

67075B104
(CUSIP Number)

Mariner Investment Group, LLC
500 Mamaroneck Avenue, 4th Floor
Harrison, NY 10528
(914) 670-4300

(Name, Address and Telephone Number of Person Authorized to Receieve Notices and Communications)

August 25, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 67075B104
1	NAME OF REPORTING PERSON: Mariner Investment Group, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 51-0661527
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 189,101
	8	SHARED VOTING POWER n/a
	9	SOLE DISPOSITIVE POWER 189,101
	10	SHARED DISPOSITIVE POWER n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IA
CUSIP No.: 67075B104
ITEM 1.	SECURITY AND ISSUER:
Nuveen Flexible Investment Income Fund (the "Fund") (cusip: 67075B104) Nuveen Funds 333 West Wacker Drive Chicago, IL 60606
ITEM 2.	IDENTITY AND BACKGROUND:
(a) Mariner Investment Group, LLC (Mariner).

(b) The address of Mariners principal place of business and principal office is: 500 Mamaroneck Avenue, 4th Floor, Harrison, New York 10528.

(c) Principal business and occupation Investment management for pooled investment vehicles, pension plans, profit sharing plans, charitable organizations, corporations and state or municipal government entities.

(d) None of the Principals of Mariner has been convicted in the past 5 years of any criminal proceeding.

(e) During the last 5 years none of the Principals of Mariner has been party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. Mariner is a Delaware Limited Liability Company.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Mariner, an independent investment advisor, has accumulated 189,101 shares of the Fund on behalf of accounts that are managed by Mariner (the Accounts) under limited powers of attorney, which represents 5.10% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.
ITEM 4.	PURPOSE OF TRANSACTION:
Mariner has purchased Shares for the Accounts for Investment Purposes. However, Mariner reserves the right to contact management with regard to concerns that they have with respect to the Fund. For example, this may include letters to the Board and/or other communications with Fund management to encourage efforts to address the chronically wide discount at which the Fund has traded and maximize shareholder value. These communications may include specific proposals (e.g. share repurchases, tenders) that may affect Mariner supporting certain corporate actions put forth by Fund management. Mariner is a registered investment adviser that employs multiple investment strategies on behalf of a variety of client accounts. Notwithstanding that fact, certain investment teams within Mariner employ investment strategies on behalf of certain client accounts, that specifically focus in closed end funds. The profile of the Fund fits the investment guidelines and objectives for such Accounts and shares have been acquired since December 18, 2013.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a) As of the date of this Report, Mariner represents beneficial ownership of 189,101 shares or 5.10% of the outstanding shares.

(b) Mariner has the sole power to dispose of and to vote all of such Shares.

(c) Open market transactions for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market transactions:

Date Purchase/Sale Shares Price Per Share
6/24/2014 Sale 100 18.79
6/26/2014 Sale 17 18.81
6/30/2014 Sale 870 18.86
6/30/2014 Sale 304 18.86
6/30/2014 Sale 1,035 18.86
7/9/2014 Sale 472 18.93
7/9/2014 Sale 166 18.93
7/9/2014 Sale 562 18.93
7/10/2014 Sale 748 18.96
7/10/2014 Sale 262 18.96
7/10/2014 Sale 890 18.96
7/11/2014 Sale 787 18.95
7/11/2014 Sale 276 18.95
7/11/2014 Sale 937 18.95
7/14/2014 Sale 100 18.99
7/15/2014 Sale 1,615 19.00
7/15/2014 Sale 563 19.00
7/15/2014 Sale 1,922 19.00
7/16/2014 Sale 300 19.00
7/17/2014 Sale 623 18.95
7/17/2014 Sale 215 18.95
7/17/2014 Sale 742 18.95
7/18/2014 Sale 419 18.96
7/23/2014 Sale 1,671 18.90
7/23/2014 Sale 565 18.90
7/23/2014 Sale 1,988 18.90

The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and Mariner and between any of them and any other person with respect to any of the Funds securities.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
August 25, 2014

Date
UNCHECK TO EDIT
Mariner Investment Group, LLC

/s/ Russell A. Thompson

By
Russell A. Thompson

Name
Chief Compliance Officer & Deputy General Counsel

Title
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).